Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings available to cover fixed charges:
Income before income taxes	$683	$628	$650	$563	$493
Less: Income from equity investees	3	—	3	1	1
	680	628	647	562	492
Plus: Fixed charges	240	253	267	275	290
Amortization of capitalized interest	3	6	5	9	12
Net (income)/loss attributable to noncontrolling interest	(1)	1	—	—	—
Less: Capitalized interest	5	5	10	7	12
Earnings available to cover fixed charges	$917	$883	$909	$839	$782
Fixed charges (*):
Interest	$209	$222	$232	$242	$253
Capitalized interest	5	5	10	7	12
Interest portion of rental expense	26	26	25	26	25
Total fixed charges	$240	$253	$267	$275	$290
Ratio of earnings to fixed charges	3.82x	3.49x	3.40x	3.05x	2.70x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.